[ALFACELL LETTERHEAD]




                                    November 16, 1999

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:      Alfacell Corporation
         Application for Withdrawal of Registration Statements on Form S-3 (Registration Nos. 333-29313 and 333-48975)

Dear Sir or Madam:

     Alfacell Corporation (the "Company") hereby withdraws from registration its Registration Statements on Form S-3 (Registration Nos. 333-29313 and 333-48975) previously filed with the Securities and Exchange Commission (the "Commission") on June 13, 1997 and March 31, 1998, respectively. These Registration Statements are no longer effective since the Company is no longer eligible to use Form S-3.

     On the basis of the foregoing, the Company respectfully requests that the Commission grant its application to withdraw the Registration Statements. Should you have any questions or require anything further, please contact me at (973) 748-8082 or Kevin Collins, Esq. of Dorsey & Whitney LLP at (212) 415-9200. Thank you.


                                                     Very truly yours,


                                                     Alfacell Corp.


                                                     /s/ Kuslima Shugen
                                                     ---------------------------
                                                     Kuslima Shugen
                                                     Chief Executive Officer